JENNIFER DURHAM KING 312-609-7835 jking@vedderprice.com

        April 28, 2006

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail-Stop 4561
Washington, D.C. 20549
Attention:  Mr. Jorge L. Bonilla
                    Mr. Robert Telewicz

Re:	Grant Park Futures Fund Limited Partnership
File No. 000-50316
Form 10-K for Fiscal Year Ended
December 31, 2005

Dear Mr. Bonilla and Mr. Telewicz:

On behalf of Grant Park Futures Fund Limited Partnership (“Grant Park”), this letter responds to the comment letter dated April 13, 2006 from Mr. Bonilla with respect to the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005. The text of your letter has been included for your reference and Grant Park’s response is presented below each comment.

Statements of Operations, page F-6

1. Please explain to us why you have not disclosed results of operations on a per unit basis in accordance with SFAS 128. Please refer to SAB Topic 4.F.

Grant Park’s results of operations on a per unit basis, by class, for each relevant period is disclosed in its fiscal 2005 audited financial statements in the Statement of Changes in Partners’ Capital for the Years ended December 31, 2005, 2004 and 2003, which is included on page F-7 of its 2005 Form 10-K, under the line items “Increase/Decrease in net asset value per unit.” Per unit performance information by class is also disclosed in Note 7. Financial Highlights to the 2005 audited financial statements in the table on page F-12 of the Form 10-K under the heading “Per Unit Performance.”

United States Securities and Exchange Commission
April 28, 2006

The Company believes that the per unit performance information is calculated and presented in accordance with the guidelines set forth under SFAS 128. The calculation includes the components of the results of operations divided by the weighted average number of units outstanding for the relevant period.

However, in future filings, beginning with Grant Park’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, the increase or decrease in the net asset value per unit, per class, will also be included in the financial statements in the Statements of Operations.

In connection with this response letter, please be advised that Grant Park acknowledges that:

(1)	Grant Park is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	Grant Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt review of and assistance with this response. Please feel free to call me at 312-609-7835 if you have any questions or further comments.

Very truly yours,

                                                                                          /s/ Jennifer Durham King

Jennifer Durham King

JDK/bjp
cc:	Ms. Maureen O’Rourke